Exhibit 99.2
[Translation]
January 29, 2010
To whom it may concern:

Company name:	Nippon Oil Corporation
Representative:	Shinji Nishio, Representative Director, President
(Code: 5001)
Contact person:	Kyugo Yotsuya, Group Manager, Investor Relations Group, Investor Relations Dept., Corporate Management Division I
Telephone number:	+81-3-3502-1184
Notice Concerning Revisions to Forecasts
In light of the recent financial results, Nippon Oil Corporation (the “Company”) hereby provides notice of the following revisions to the forecasts of financial results announced on October 30, 2009.
1.	Revisions to the Forecasts of Consolidated Financial Results in Fiscal 2009 (From April 1, 2009 to March 31, 2010)
(Unit: Millions of yen)

	Net sales (Millions of yen)	Operating income (Millions of yen)	Ordinary income (Millions of yen)	Net income (Millions of yen)	Net income per share (Yen)

Previous forecast (A)	5,750,000	125,000	147,000	68,000	46.65

New forecast (B)	5,860,000	99,000	121,000	34,000	23.32

Amount changed (B – A)	110,000	(26,000)	(26,000)	(34,000)	-

Percentage change (%)	1.9%	(20.8)%	(17.7)%	(50.0)%	-

(Reference) Actual results for FY 2008	7,389,234	(312,506)	(275,448)	(251,613)	(172.42)

2.	Revisions to the Forecasts of Unconsolidated Financial Results in Fiscal 2009 (From April 1, 2009 to March 31, 2010)
(Unit: Millions of yen)

	Net sales (Millions of yen)	Operating income (Millions of yen)	Ordinary income (Millions of yen)	Net income (Millions of yen)	Net income per share (Yen)

Previous forecast (A)	4,930,000	60,000	71,000	38,000	26.03

New forecast (B)	5,070,000	34,000	52,000	29,000	19.86

Amount changed (B – A)	140,000	(26,000)	(19,000)	(9,000)	-

Percentage change (%)	2.8%	(43.3)%	(26.8)%	(23.7)%	-

(Reference) Actual results for FY 2008	6,658,071	(441,090)	(147,045)	14,723	10.07

3.	Reasons for the Revisions
The Company is revising the forecasts of financial results of fiscal 2009, as crude oil costs remain at high levels and margins are decreasing due to decreased demand for petroleum products as compared to the time of the previous forecast. The previous forecasts were made at the time of the announcement of the financial results for the six months ended September 30, 2009. The revised forecasts assume that on average for fiscal 2009, crude oil costs are $69.2 per barrel and the exchange rate is ¥93.2 per $1.00. The previous forecasts assumed that crude oil costs were $66.0 per barrel and the exchange rate was ¥93.2 per $1.00.
•	Regarding the Forecasts of Consolidated Financial Results in Fiscal 2009
     Net sales are forecast to be ¥5,860.0 billion, an increase of 1.9% compared to the previous forecast.
     While the effects of inventory valuation factors are expected to become more favorable as crude oil prices increase, due to factors such as a decrease in margins of petroleum products, operating income is forecast to be ¥99.0 billion (a decrease of ¥26.0 billion), ordinary income is forecast to be ¥121.0 billion (a decrease of ¥26.0 billion) and net income is forecast to be ¥34.0 billion (a decrease of ¥34.0 billion), each compared to the previous forecast.
•	Regarding the Forecasts of Unconsolidated Financial Results in Fiscal 2009
     Net sales are forecast to be ¥5,070.0 billion, an increase of 2.8% compared to the previous forecast.

     While the effects of inventory valuation factors are expected to become more favorable as crude oil prices increase, due to factors such as a decrease in margins of petroleum products, operating income is forecast to be ¥34.0 billion (a decrease of ¥26.0 billion), ordinary income is forecast to be ¥52.0 billion (a decrease of ¥19.0 billion) and net income is forecast to be ¥29.0 billion (a decrease of ¥9.0 billion), each compared to the previous forecast.
(Note) This notice contains certain forward-looking statements. The above forecasts are forward-looking statements based on information available to management at the time of the release of this notice and are subject to risks and uncertainties. Actual results may differ materially from projected forecasts due to various factors. Factors that may affect actual results include, but are not limited to, macroeconomic conditions, crude oil prices, demand for and market conditions of petroleum products and petrochemical products, foreign currency exchange rates and interest rate trends.

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